United States
Securities and Exchange Commission
Washington, D.C.  20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Name of Issuer:   Cade Industries, Inc.
Title of Class of Securities:   Common Stock, $.01 Par Value
CUSIP Number:  127382109

Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications:
Douglas T. Granat, 155 Pfingsten Road, Suite 360, Deerfield, Illinois 60015 847-405-9700

Date of Event which Requires Filing of this Statement:
August 28, 1997




CUSIP No. 127382109
Page 2 of 4 Pages

1. Name of Reporting Person          Trigran Investments, L.P.
                                     IRS No. 36-3778244

2. Check the appropriate box if a member of a group     (a) [ ]
                                                        (b) [ ]

3. SEC Use Only

4. Source of Funds

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
          N/A

6. Citizenship or Place of Organization     Illinois

7. Sole Voting Power                 See Item 5(b)

8. Shared Voting Power               See Item 5(b)

9. Sole Dispositive Power            See Item 5(b)

10. Shared Dispositive Power         See Item 5(b)

11. Aggregate Amount Beneficially Owned by Each Reporting Person  870,000

12. Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares  [ ]

13. Percent of Class Represented by Amount in Row (11)    4.02%

14. Type of Reporting Person     PN




CUSIP No. 127382109
Page 3 of 4 Pages



Item  1     Security and Issuer

               Common Stock, par value $.001 per share

               Cade Industries, Inc. (the "Issuer")
               5640 Enterprise Drive
               Lansing, MI  48911

Except as expressly stated below, there have been no material changes in the facts and statements set forth in Schedule 13D, filed July 11, 1995, with respect to the Common Stock, par value $.001 per share, of Cade Industries, Inc.. (Where no material change has occurred with respect to items 2-8, inclusive, or a part thereof, of the Schedule 13D, such particular item or respective part thereof is omitted from this Amendment No. 1).

Item 5. Interest in Securities of the Issuer

          (a) The aggregate number and percentage of the common stock of the Issuer beneficially owned by the Reporting Person as of the date of this filing is 870,000 shares or 4.02%.

          (b) The Reporting Person and Trigran Investments, Inc., in its capacity as general partner of the Reporting Person, each have sole power to vote and sole power to dispose of the securities listed in (a) above.

               Each of the principals of Trigran Investments, Inc. have shared power to vote and shared power to dispose of the securities listed in (a) above.

          (c) The following transactions were effected in the securities of the Issuer during the sixty (60) days preceding the date hereof:

Date Purchased      Number of Shares                     Price

06/30/97                  2,500                           1.55
07/03/97                  4,200                           1.61
07/11/97                  7,500                           1.53
07/14/97                  3,000                           1.54
07/23/97                  5,000                           1.64
07/30/97                  5,000                           1.80
07/31/97                  1,000                           1.89
08/06/97                    200                           2.02
08/19/97                  5,000                           1.96


Date Sold           Number of Shares                     Price

07/16/97                 15,000                           1.61
07/23/97                 35,000                           1.66
07/24/97                 75,000                           1.80
07/25/97                  2,000                           1.89
07/28/97                  4,000                           1.90
08/06/97                 50,000                           1.95
08/07/97                 50,000                           2.19
08/21/97                  8,500                           2.04
08/28/97                130,000                           2.20
08/29/97                 84,300                           2.48

These purchases and sales were open market transactions executed on the NASDAQ National Market System.

          (d)  Not applicable

          (e)  Not applicable


                             ********************

CUSIP No. 127382109
Page 4 of 4 Pages

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:                   August 29, 1997
TRIGRAN INVESTMENTS, L.P., an Illinois limited partnership

By:  Trigran Investments, Inc., general partner

       By:  /s/ Douglas Granat, President